United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 15

Certification and Notice of Termination of Registration under

Section 12(g) of the Securities Exchange Act of 1934 or

Suspension of Duty to File Reports Under Sections 13 and 15(d)

of the Securities Exchange Act of 1934.

Commission File No. 0-53421

INNOVATIVE WIRELESS TECHNOLOGIES, INC.

(Exact name of registrant as specified in its charter)

3655 Nobel Drive, Suite 520

San Diego, California 92122

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock

(Title of each class of securities covered by this Form)

(Titles of all other classes of securities for which a duty

to file reports under Section 13(a) or 15(d) remains)

Please place an ☒ in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☒	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 2

Pursuant to the requirements of the Securities Exchange Act of 1934, [registrant] has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: January 15, 2013

/s/ Pavel Alpatov
By:	Pavel Alpatov
Its:	Principal Executive Officer and Principal Financial Officer